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RECEIVED
2009 APR 21 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045918

16 April 2009

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

SUPPL

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose one bound booklet containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 15 January 2009 up to 13 March 2009. There is nil filing with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), made by Singapore Airport Terminal Services Limited ("SATS") for the period January to March 2009.

Yours truly

Shireena Woon
Vice President, Corporate Servicesl

encl

4/21

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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RECEIVED
2009 APR 21 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date **Announcement Details**

Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD

Release Date	Announcement Details
Mar 13 2009	MISCELLANEOUS :: OPERATING DATA FOR FEBRUARY 2009
Mar 10 2009	MISCELLANEOUS :: SATS LAUNCHES LOW-COST GROUND HANDLING UNIT
Feb 24 2009	MISCELLANEOUS :: SATS-NACIL JV RECEIVES INDIA GOVERNMENT'S APPROVAL
Feb 16 2009	MISCELLANEOUS :: OPERATING DATA FOR JANUARY 2009
Feb 05 2009	THIRD QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Jan 23 2009	MISCELLANEOUS :: SATS RELEASES 3QFY2008/09 RESULTS ON 5 FEBRUARY 2009
Jan 20 2009	REQUEST FOR LIFTING OF TRADING HALT
Jan 20 2009	MISCELLANEOUS :: SATS ANNOUNCES RESULTS OF EGM AND COMPLETION OF THE ACQUISITION
Jan 20 2009	MISCELLANEOUS :: PRESS RELEASE - SATS SHAREHOLDERS APPROVE ACQUISITION OF SFI
Jan 19 2009	REQUEST FOR TRADING HALT
Jan 15 2009	MISCELLANEOUS :: ANNOUNCEMENT BY SATS REGARDING RESPONSES TO QUERIES RAISED THROUGH DEDICATED WEBSITE AND WEEKEND OPENING HOURS OF SHARE REGISTRAR
Jan 15 2009	MISCELLANEOUS :: OPERATING DATA FOR DECEMBER 2008

12

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Mar-2009 17:59:29
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for February 2009
Description	Pls see attachment.
Attachments	SATS-OperatingData-Feb2009.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for February 2009:

	February 2009	February 2008	% change
Unit Services Handled ('000)	5.69	6.45	- 11.9
Flights Handled ('000)	6.48	6.91	- 6.2
Cargo/Mail Processed ('000 tonnes)	95.08	117.57	- 19.1
Passengers Handled ('M)	2.11	2.49	- 15.2
Unit Meals Produced ('M)	1.36	1.64	- 17.1
Gross Meals Produced ('M)	1.73	2.06	- 16.1

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

The global economic downturn continues to dampen air travel and cargo demand. As a result, all operating indices recorded year-on-year decline in February 2009.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2009 19:00:28
Announcement No.	00119

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS LAUNCHES LOW-COST GROUND HANDLING UNIT
Description	Pls see press release attached.
Attachments	Press_Release_LCGH.pdf Total size = **20K** (2048K size limit recommended)

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Media Release March/09

SATS LAUNCHES LOW-COST GROUND HANDLING UNIT

Singapore, 10 March 2009 – Singapore Airport Terminal Services Limited (SATS) today announces that it will be offering low-cost ground handling services under Asia-Pacific Star Pte Ltd.

A wholly-owned subsidiary of SATS, Asia-Pacific Star will provide point-to-point ground handling services such as passenger, ramp and baggage handling, and aircraft interior cleaning with shorter turnaround time to low-cost carriers (LCCs) at Singapore Changi Airport.

Asia-Pacific Star will leverage on a new workflow and staff assignment to achieve an optimal and efficient cost structure. It will begin operating at the Budget Terminal from 1 April 2009. It will provide passenger, ramp and baggage handling services to Tiger Airways and Cebu Pacific at the Budget Terminal.

The low-cost ground handling unit manifests SATS' comprehension of the different segments within the airline industry and their differentiated needs. Asia-Pacific Star offers an alternative ground handling platform with a lower cost structure. Together with the low-cost inflight catering unit launched recently, SATS will now be able to provide integrated airport and food services for its LCC customers.

Mr Clement Woon, President and Chief Executive Officer of SATS said: "We aspire to be the ground handler of choice for LCCs at Changi with our differentiated services. At the same time, we are very excited with Asia-Pacific Star's kick-off to access the growth of the LCC segment at Changi and the region."

----- End ----

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

sats

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Kreab Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

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10

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2009 20:23:07
Announcement No.	00182

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS-NACIL JV RECEIVES INDIA GOVERNMENT'S APPROVAL
Description	Please see attachment.
Attachments	Press_Release_SATS-NACIL_JV.pdf Total size = **21K** (2048K size limit recommended)

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sats

Media ReleaseFebruary/09

SATS-NACIL JV RECEIVES INDIA GOVERNMENT'S APPROVAL

Singapore, 24 February 2009 – Singapore Airport Terminal Services Limited (SATS) announces that the Government of India has approved the proposal of the National Aviation Company of India (NACIL) to establish a 50:50 joint venture (JV) with SATS for ground handling in India.

Earlier, SATS has been selected by NACIL as its joint venture partner for ground handling in India, following a RFP (request for proposal) exercise called by NACIL. SATS and NACIL are already collaborating in two greenfield metro airports in Hyderabad and Bangalore, providing ground and cargo handling services since the opening of these airports in March and May 2008 respectively.

Both partners intend to focus on two other metro airports in Mumbai and Delhi as the next stations to be started under this JV umbrella.

"We are extremely pleased to have NACIL, the national carrier of India, as our strategic partner. We look forward to share our experience and know-how to achieve the expectations of our partner. It is a clear endorsement from NACIL that we have worked very well together in our JVs in Bangalore and Hyderabad. We are excited with this new opportunity to further extend our collaboration and participate in India's privatisation of its aviation services," said Mr Clement Woon, SATS President and Chief Executive Officer.

"NACIL currently has presence in more than 50 airports in India. With this JV in place, SATS will extend its presence in the country. This emerging ground handling network will create new service opportunities with our key airline customers at more locations as SATS currently has inflight catering kitchens serving the metro airports through its other JVs, TAJ SATS Air Catering and Taj Madras Flight Kitchen," added Mr Woon.

Mr Raghu Menon, Chairman & Managing Director of NACIL said: "SATS is one of the world's leading providers of ground handling services and having them as a partner in the proposed joint venture will add strength to our service on the ground. SATS has over 60 years of experience in this field and provides a range of services based on the latest technologies and

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

systems. Combined with NACIL's experience and coverage, SATS' presence will make the proposed JV more competitive and efficient."

SATS and NACIL will proceed to finalise the JV agreements while concurrently planning for the JV operations at the Mumbai and Delhi airports.

----- End -----

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Kreab Gavin Anderson
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2009 06:44:33
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for January 2009
Description	
Attachments	SATS-OperatingData-Jan2009.pdf Total size = **24K** (2048K size limit recommended)

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This is the SATS operating data for January 2009:

	January 2009	January 2008	% change
Unit Services Handled ('000)	6.66	6.86	- 2.9
Flights Handled ('000)	7.57	7.29	+ 3.8
Cargo/Mail Processed ('000 tonnes)	97.99	127.64	- 23.2
Passengers Handled ('M)	2.55	2.65	- 3.6
Unit Meals Produced ('M)	1.63	1.73	- 6.2
Gross Meals Produced ('M)	2.10	2.19	- 4.2

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

The prevailing global economic slowdown has dampened air travel and cargo demand. In January 2009, cargo throughput contracted 23 percent compared to the same period last year. Other operating indices, with the exception of flights handled, also showed declines from weaker demand.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2009 17:07:13
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-12-2008

Attachments

- SGX_3QFY0809.pdf
- MediaRelease.pdf
- Analysts_Media_Slides.pdf

Total size = **251K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR THIRD QUARTER AND 9 MONTHS ENDED 31 DECEMBER 2008

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the third quarter and nine months ended 31 December 2008 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2008-09	2007-08	2008-09	2007-08
REVENUE	242.4	244.5	735.6	714.4
EXPENDITURE				
Staff costs	(105.0)	(108.0)	(328.3)	(311.4)
Cost of raw materials	(24.1)	(22.5)	(70.2)	(64.1)
Licensing fees	(15.4)	(15.7)	(46.8)	(46.0)
Depreciation and amortisation expenses	(14.2)	(14.8)	(43.7)	(44.5)
Company accommodation and utilities	(20.0)	(16.9)	(56.1)	(49.5)
Other costs	(20.3)	(19.6)	(65.3)	(58.4)
	(199.0)	(197.5)	(610.4)	(573.9)
OPERATING PROFIT	43.4	47.0	125.2	140.5
Interest on borrowings	(1.5)	(1.5)	(4.6)	(4.6)
Interest income	1.6	3.7	6.3	12.4
Dividend from long-term investment, gross	1.1	1.1	1.1	1.1
Amortisation of deferred income	0.4	0.4	1.1	1.1
Gain on disposal of property, plant & equipment	-	-	0.4	-
Share of profits of associated companies	6.2	14.3	18.2	39.3
Loss on disposal of short-term non-equity investment	(0.8)	-	(10.8)	-
PROFIT BEFORE TAXATION	50.4	65.0	136.9	189.8
Taxation	(12.4)	(14.5)	(31.7)	(42.6)
PROFIT FOR THE PERIOD	38.0	50.5	105.2	147.2
Attributable to:				
Equity Holders of the Company	37.6	50.4	104.5	146.8
Minority Interests	0.4	0.1	0.7	0.4
	38.0	50.5	105.2	147.2

Notes :

(i) Profit for the period is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	1.7	(0.9)	1.4	(1.2)
Provision for doubtful debts	(0.1)	-	(0.1)	(0.1)
Bad debts written off	-	(0.2)	-	(0.2)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 December 2008 (in $ million)

	THE GROUP		THE COMPANY	
	31.12.2008	**31.03.2008**	**31.12.2008**	**31.03.2008**
Share capital	255.2	250.1	255.2	250.1
Reserves				
Revenue reserve	1,119.4	1,166.0	848.4	914.1
Share-based compensation reserve	22.1	16.8	22.1	16.8
Statutory reserve	6.1	5.9	-	-
Foreign currency translation reserve	(60.6)	(54.2)	-	-
Fair value reserve	(0.2)	(0.7)	(0.2)	(0.7)
Equity attributable to equity holders of the company	1,342.0	1,383.9	1,125.5	1,180.3
Minority interests	2.2	4.0	-	-
Total equity	1,344.2	1,387.9	1,125.5	1,180.3
Deferred taxation	45.9	47.9	30.6	30.9
Finance lease	5.6	3.8	-	-
Notes payable	-	200.0	-	200.0
Term loans	3.1	3.4	-	-
Deferred income	21.4	22.8	21.4	22.8
	1,420.2	1,665.8	1,177.5	1,434.0
Represented by:-				
Property, plant and equipment				
Leasehold land and buildings	427.0	451.1	-	-
Progress payments	11.5	5.5	1.0	0.7
Others	97.4	108.2	0.4	0.5
	535.9	564.8	1.4	1.2
Investment properties	7.1	-	415.6	434.5
Other non-current assets	12.4	8.2	12.4	8.2
Subsidiary companies	-	-	53.5	43.3
Associated companies	324.9	333.3	270.8	270.8
Loan to an associated company	0.9	1.2	0.9	1.2
Loan to subsidiary	-	-	0.2	-
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	8.0	7.5	0.6	0.5
Current assets				
Trade debtors	50.8	52.4	3.1	4.0
Other debtors	5.5	6.9	2.7	5.1
Prepayments	3.0	2.9	1.0	1.6
Related companies	246.1	184.2	170.2	106.6
Associated companies	1.7	0.4	1.7	0.4
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	14.9	13.9	0.2	0.3
Short-term non-equity investments	20.5	44.4	20.5	44.4
Fixed deposits	510.0	600.0	509.2	599.2
Cash and bank balances	43.8	20.9	24.5	13.0
	896.9	926.6	733.7	775.2
Less: **Current liabilities**				
Notes payable	200.0	-	200.0	-
Term loans	0.4	0.4	-	-
Trade creditors	117.0	117.8	24.7	19.3
Other creditors	11.2	9.0	2.7	1.8
Finance leases – current	0.6	0.4	-	-
Related companies	-	-	78.9	69.3
Provision for taxation	44.6	56.1	13.2	18.4
	373.8	183.7	319.5	108.8
Net current assets	523.1	742.9	414.2	666.4
	1,420.2	1,665.8	1,177.5	1,434.0

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.12.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
0.6	200.4	0.4	0.4

Amount repayable after one year

As at 31.12.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
5.6	3.1	3.8	203.4

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd and M/s SATS Airport Services Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the third quarter and 9 months ended 31 December 2008 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2008-09	2007-08	2008-09	2007-08
Cash flows from operating activities				
Profit before taxation	50.4	65.0	136.9	189.8
Adjustments for:				
Interest income	(1.6)	(3.7)	(6.3)	(12.4)
Interest on borrowings	1.5	1.5	4.6	4.6
Dividend from long-term investment	(1.1)	(1.1)	(1.1)	(1.1)
Depreciation and amortisation expenses	14.2	14.8	43.7	44.5
Gain on disposal of property, plant and equipment	-	-	(0.4)	-
Effects of exchange rate changes	-	0.2	(0.2)	0.3
Share of profits of associated companies	(6.2)	(14.3)	(18.2)	(39.3)
Share-based payment expense	1.9	2.0	5.8	5.8
Amortisation of deferred income	(0.4)	(0.4)	(1.1)	(1.1)
Impairment in short-term non-equity investment	(0.3)	-	9.7	-
Operating profit before working capital changes	58.4	64.0	173.4	191.1
(Increase)/decrease in debtors	(2.6)	(6.9)	5.6	(15.1)
Increase in inventories	(0.1)	(0.2)	(1.0)	(2.2)
Increase in amounts owing by related companies	(4.6)	(3.6)	2.5	3.7
(Decrease)/increase in creditors	(6.0)	3.9	(2.5)	(36.3)
(Increase)/decrease in amounts due from associated companies	-	1.2	(1.3)	(2.0)
Cash generated from operations	45.1	58.4	176.7	139.2
Interest paid to third parties	-	-	(3.2)	(3.1)
Tax paid	(16.8)	(12.9)	(38.9)	(32.6)
Net cash provided by operating activities	28.3	45.5	134.6	103.5
Cash flows from investing activities				
Capital expenditure	(7.2)	(3.4)	(18.0)	(8.6)
Investment in subsidiary, net of cash acquired	(3.6)	-	(3.6)	-
Repayment of loan from associated company	0.1	0.3	0.3	0.6
Acquisition of shares in subsidiary	-	-	(0.6)	-
Investments in associated company	-	(0.2)	-	(0.2)
Dividends from associated companies	3.0	1.3	14.0	11.5
Dividends from long-term investment	1.1	1.1	1.1	1.1
Proceeds from disposal of fixed assets	-	-	1.1	0.1
Interest received from deposits	1.8	3.8	6.4	12.9
Capital expenditure for setting up associated companies	-	-	(4.2)	-
Decrease in short-term non-equity investments	20.3	10.0	14.7	18.4
Net cash provided by investing activities	15.5	12.9	11.2	35.8
Cash flows from financing activities				
Repayment of term loan	(0.1)	(0.1)	(0.3)	(0.1)
Proceeds from exercise of share options	0.1	1.7	0.7	30.5
Repayment of hire purchase creditor	2.0	-	2.0	-
Dividends paid	(43.2)	(43.1)	(151.1)	(140.0)
Proceeds from issuance of shares by a subsidiary	-	-	0.5	-
Dividends paid by subsidiary company to minority interest	-	-	-	(0.2)
Bank charges on sale and lease back arrangement	(0.1)	(0.1)	(0.3)	(0.3)
Net cash used in financing activities	(41.3)	(41.6)	(148.5)	(110.1)
Net increase in cash and cash equivalents	2.5	16.8	(2.7)	29.2
Effects of exchange rate changes	(0.1)	(0.2)	0.1	(0.3)
Cash and cash equivalents at beginning of the period	695.3	589.8	700.3	577.5
Cash and cash equivalents at end of the period	697.7	606.4	697.7	606.4

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the third quarter ended 31 December 2008 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 1 October 2008	254.9	1,124.9	20.4	(0.2)	6.1	(51.3)	1,354.8	1.8	1,356.6
Foreign currency translation	-	-	-	-	-	(9.3)	(9.3)	-	(9.3)
Net income and expense not recognised in the profit and loss accounts	-	-	-	-	-	(9.3)	(9.3)	-	(9.3)
Profit for October-December 2008	-	37.6	-	-	-	-	37.6	0.4	38.0
Net income and expense recognised for October-December 2008	-	37.6	-	-	-	(9.3)	28.3	0.4	28.7
Share-based payment	-	-	2.0	-	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	0.1	(0.3)	-	-	-	0.1	-	0.1
Dividends, net	-	(43.2)	-	-	-	-	(43.2)	-	(43.2)
Balance at 31 December 2008	255.2	1,119.4	22.1	(0.2)	6.1	(60.6)	1,342.0	2.2	1,344.2
Balance at 1 October 2007	247.9	1,110.5	13.1	-	5.9	(31.6)	1,345.8	4.0	1,349.8
Foreign currency translation adjustment	-	-	-	-	-	(13.5)	(13.5)	-	(13.5)
Net income and expense not recognised in the profit and loss accounts	-	-	-	-	-	(13.5)	(13.5)	-	(13.5)
Profit for October-December 2007	-	50.4	-	-	-	-	50.4	0.1	50.5
Net income and expense recognised for October-December 2007	-	50.4	-	-	-	(13.5)	36.9	0.1	37.0
Share-based payment	-	-	2.0	-	-	-	2.0	-	2.0
Share options exercised and lapsed	2.0	-	(0.3)	-	-	-	1.7	-	1.7
Dividends, net	-	(43.1)	-	-	-	-	(43.1)	-	(43.1)
Balance at 31 December 2007	249.9	1,117.8	14.8	-	5.9	(45.1)	1,343.3	4.1	1,347.4

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the third quarter ended 31 December 2008 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 October 2008	254.9	886.2	20.4	(0.2)	1,161.3
Profit for October-December 2008	-	5.3	-	-	5.3
Share-based payment	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	0.1	(0.3)	-	0.1
Dividends, net	-	(43.2)	-	-	(43.2)
Balance at 31 December 2008	255.2	848.4	22.1	(0.2)	1,125.5
Balance at 1 October 2007	247.5	863.3	13.1	-	1,124.3
Profit for October-December 2007	-	45.0	-	-	45.0
Share-based payment	-	-	2.0	-	2.0
Share options exercised and lapsed	2.0	-	(0.3)	-	1.7
Dividends, net	-	(43.1)	-	-	(43.1)
Balance at 31 December 2007	249.9	865.2	14.8	-	1,129.9

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 31 December 2008, the number of share options of the Company outstanding was 67,466,825 (31 December 2007: 56,235,050).

During the period October to December 2008, 27,500 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period October to December 2008 is as follows:

Date of Grant	Balance at 1.10.2008	Lapsed	Exercised	Balance at 31.12.2008	Exercise price #	Expiry date
28.3.2000	5,142,200	(22,100)	-	5,120,100	S$2.15	27.3.2010
3.7.2000	1,861,950	(18,200)	-	1,843,750	S$1.75	2.7.2010
2.7.2001	516,200	(4,000)	-	512,200	S$1.19	1.7.2011
1.7.2002	1,250,600	(6,500)	-	1,244,100	S$1.55	30.6.2012
1.7.2003	1,456,800	(9,100)	(27,500)	1,420,200	S$1.42	30.6.2013
1.7.2004	5,155,600	(3,900)	-	5,151,700	S$2.04	30.6.2014
1.7.2005	10,748,550	(7,100)	-	10,741,450	S$2.22	30.6.2015
3.7.2006	14,241,725	(33,300)	-	14,208,425	S$2.05	2.7.2016
2.7.2007	13,800,900	(25,900)	-	13,775,000	S$3.01	1.7.2017
1.7.2008	13,469,300	(19,400)	-	13,449,900	S$2.17	30.6.2018
	67,643,825	(149,500)	(27,500)	67,466,825		

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) <u>Restricted Share Plan (RSP) and Performance Share Plan (PSP)</u>

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 31 December 2008, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,049,436 and 330,851.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares				
Date of grant	Balance at 01.10.2008	Granted	Cancelled	Vested	Balance at 31.12.2008
RSP					
02.10.2006	86,786	-	-	-	86,786
27.07.2007	379,950	-	-	-	379,950
28.07.2008	532,700	50,000	-	-	582,700
	999,436	50,000	-	-	1,049,436

	Number of Performance Shares				
Date of grant	Balance at 01.10.2008	Granted	Cancelled	Vested	Balance at 31.12.2008
PSP					
02.10.2006	85,651	-	-	-	85,651
27.07.2007	153,200	-	-	-	153,200
28.08.2008	92,000	-	-	-	92,000
	330,851	-	-	-	330,851

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As At 31 December 2008	As at 31 March 2008
1,079,236,594	1,076,502,080

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited or reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2008 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial year beginning on or after 1 April 2008. The adoption of these FRS and INT FRS has no significant impact to the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	3rd Quarter		9 Months	
	2008-09	2007-08	2008-09	2007-08
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	3.5	4.7	9.7	13.7
(ii) Diluted **	3.5	4.6	9.7	13.5

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.12.2008	As at 31.03.2008	As at 31.12.2008	As at 31.03.2008
Net asset value per ordinary share (cents)	124.4	128.6	104.3	109.6

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

8(a)(i) Financial highlights for third quarter ended 31 December 2008

Operating Profit and Profit attributable to equity holders

The Group's operating profit for third quarter ended 31 December 2008 was $43.4 million, a decrease of $3.6 million (-7.7%) compared to $47.0 million in the same period last year.

Profit attributable to equity holders of the Company for the third quarter FY2008-09 was $37.6 million, $12.8 million or 25.4% lower compared to the same period last year. This was mainly due to lower profit contributions from overseas associated companies, lower interest income and higher cost for T3 operations.

8(a)(ii) Detailed financial analysis for third quarter ended 31 December 2008

Operating Revenue

The Group's operating revenue declined 0.9% to $242.4 million mainly due to lower business volumes. However, this was offset by additional revenue contributions from new subsidiaries acquired (Country Foods Macau and Menzies Aviation (Hong Kong)).

The segmental revenue and its composition are summarised below:

	3rd Quarter				
	2008-09		2007-08*		
	$Million	%	$Million	%	% Change
Inflight catering	97.2	40.1	100.6	41.1	- 3.4
Ground handling	118.9	49.0	118.8	48.6	+ 0.1
Security Services	12.8	5.3	12.2	5.0	+ 4.9
Others #	13.5	5.6	12.9	5.3	+ 4.7
Total	242.4	100.0	244.5	100.0	- 0.9

* Revenue from aircraft interior cleaning amounting to $8.5 million in 3QFY2007-08 is reclassified from Inflight catering to Ground handling to be consistent with current period presentation.

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, leasing of office space to airline clients and cargo agents.

Operating Expenditure

Total operating expenditure for the Group rose marginally by 0.8% to $199.0 million mainly because of cost of raw materials, company accommodation and utilities expenses. Raw material costs were higher mainly due to inclusion of Country Foods Macau, which effectively became a subsidiary of SATS following the buyout of Country Foods minority shareholders' stakes as well as higher business volumes from Country Foods. Higher utilities charges and higher rental as a result of dual terminal operations have increased the company accommodation & utilities expenses.

Balance Sheet

Total equity of the Group stood at $1,344.2 million, a decrease of 3.1% compared to $1,387.9 million as at 31 March 2008. The decrease was mainly due to the dividend payment of $43.2 million in November 2008.

Current liabilities were $373.8 million or 103.5% higher than that at 31 March 2008 due to the reclassification of $200 million Medium Term Note (MTN) from long-term loan to current liability. The MTN is payable in September 2009.

Cash Flow

The Group has a cash balance of $697.7 million as at 31 December 2008, an increase of $91.3 million compared to a year ago mainly from profits earned during the year and sale of short-term non-equity investments.

Net cash provided by operating activities for the third quarter was $28.3 million, compared to $45.5 million in the same period last year, due mainly to a reduction of profit.

Subsequent Event

On 20 January 2009, SATS has completed the acquisition of an approximately 69.61% stake in Singapore Food Industries Limited (SFI) at S$0.93 per SFI share amounting to an aggregate consideration of S$334.5 million, from Ambrosia Investment Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited.

SATS will be proceeding with a mandatory unconditional cash offer (the "Offer") for all the remaining ordinary issued shares in the capital of SFI (other than those already owned, controlled or agreed to be acquired by SATS) at the same price of S$0.93 per SFI share. The maximum aggregate cash consideration payable under the Offer amounts to approximately S$174.6 million.

8(b)(i) <u>Financial highlights for nine months ended 31 December 2008</u>

Operating Profit and Profit attributable to equity holders

The Group's operating profit for nine months ended 31 December 2008 was $125.2 million, a decrease of $15.3 million or 10.9% compared to $140.5 million in the same period last year.

Profit attributable to equity holders of the Company for the nine months ended 31 December 2008 was $104.5 million, $42.3 million or 28.8% lower compared to the same period last year. This was mainly due to lower profit contributions from overseas associated companies, lower interest income, higher cost for T3 operations and loss on disposal of short-term non-equity investment.

8(b)(ii) Detailed financial analysis for nine months ended 31 December 2008

Operating Revenue

The Group's operating revenue grew 3.0% to $735.6 million mainly due to higher business volumes in first half of FY2008-09.

The segmental revenue and its composition are summarised below:

	9 Months				
	2008-09		2007-08*		
	$Million	%	$Million	%	% Change
Inflight catering	306.7	41.7	302.1	42.3	+ 1.5
Ground handling	353.0	48.0	339.2	47.5	+ 4.1
Security Services	37.8	5.1	34.8	4.9	+ 8.6
Others #	38.1	5.2	38.3	5.3	- 0.5
Total	735.6	100.0	714.4	100.0	+ 3.0

* Revenue from aircraft interior cleaning amounting to $16.4 million in the nine months of FY2007-08 is reclassified from Inflight catering to Ground handling to be consistent with current period presentation.

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, leasing of office space to airline clients and cargo agents.

Operating Expenditure

Total operating expenditure for the Group increased 6.4% to $610.4 million mainly because of higher staff costs, cost of raw materials, company accommodation and utilities expenses. Staff costs, company accommodation and utilities expenses increased due to dual terminal operations. Higher meal volumes, inflation and increased contributions from Country Foods and Country Foods Macau have resulted in higher cost of raw materials.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

The Singapore and global economies continue to deteriorate with no signs of a recovery in the near future. Airlines are reducing capacity in response to the weaker economic climate. This will result in lesser flights as well as lower cargo throughput and passenger traffic in the coming months. Profit contribution from Associates had been weak for the last few quarters due to revenue pressures.

We expect these trends to continue in the fourth quarter which should be mitigated by ongoing capacity reduction and costs trimming measures.

On 20 January 2009, we successfully sought and received support from our independent shareholders to acquire 69.61% of Singapore Food Industries (SFI) from Ambrosia Investment, a Temasek Holdings' unit. Following this, we will proceed with a mandatory offer for all shares held by SFI's minority shareholders. We expect to complete the acquisition by the end of the fourth quarter. The acquisition of SFI will create immediate scale to our strategy in the Food Services arena.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable.

(d) Books Closure Date

Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the third quarter ended 31 December 2008 and the third quarter of FY2007-08 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	3Q2008-09 $'000	**3Q2007-08** $'000
SIA Engineering Limited	6,750	-
Jetstar Asia Airways Pte Ltd	5,100	-
Valuair Ltd	2,640	-
Singapore Airlines Limited	300	10,553
Singapore Airlines Cargo Pte Ltd	-	13,311
Republic Advertising Consultants	-	960
Total	14,790	24,824

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during 3rd quarters of FY2008-09 and FY2007-08.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
5 February 2009
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Ng Kee Choe, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the third quarter and nine months of FY2008-09 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

NG KEE CHOE
Director

Singapore, 5 February 2009

sats
one with you

A Subsidiary of SINGAPORE AIRLINES

No. 03/09 5 February 2009

SATS POSTS S$38M PROFIT IN 3Q

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$ million)	3Q FY2008-09 (Oct - Dec 08)	Year-on-Year change (%)	9M FY2008-09 (Apr - Dec 08)	Year-on-Year change (%)
• Operating revenue	242.4	(0.9)	735.6	3.0
• Operating profit	43.4	(7.7)	125.2	(10.9)
• Share of profits of associated companies	6.2	(56.6)	18.2	(53.7)
• Other non-operating income / (expenses)	0.8	(78.4)	(6.5)	n.m.
• Profit attributable to equity holders	37.6	(25.4)	104.5	(28.8)
• Earnings per share (cents) - basic	3.5	(25.5)	9.7	(29.2)

GROUP EARNINGS

3Q FY2008-09 (October to December 2008)

The third quarter of FY2008-09 saw lower business volumes which led to a 0.9% drop (-$2.1 million) in operating revenue to $242.4 million.

Operating expenditure rose marginally by 0.8% (+$1.5 million) to $199.0 million due to higher raw material costs as well as higher utilities charges and counter rentals incurred for Terminal 3 operations at Changi Airport. Raw material costs increased due to the inclusion of Country Foods Macau, which effectively became a subsidiary of SATS following the buyout of Country Foods minority shareholders' stakes, and higher business volumes from Country Foods.

Note: The SATS Group's unaudited results for the third quarter and nine months ended 31 December 2008 were announced on 5 February 2009. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

As a result, the Group earned an operating profit of $43.4 million, 7.7% lower (-$3.6 million) than the previous year while operating margin fell 1.3 percentage points to 17.9%.

Share of associates' profits fell 56.6% (-$8.1 million) to $6.2 million because of higher operating costs and deteriorating market conditions.

Other non-operating income dropped 78.4% (-$2.9 million) to $0.8 million due mainly to lower interest income and loss on short-term non-equity investments.

Consequently, net profit attributable to equity holders was 25.4% lower (-$12.8 million) at $37.6 million.

9M FY2008-09 (April to December 2008)

Operating revenue grew 3.0% (+$21.2 million) to $735.6 million on the back of higher business volumes while operating expenditure rose at a faster pace by 6.4% (+$36.5 million) to $610.4 million due mainly to higher staff costs, raw material costs, utilities charges and counter rentals.

Consequently, the Group recorded an operating profit of $125.2 million, 10.9% lower (-$15.3 million) than the first nine months of the preceding financial year.

Profit contribution from associated companies dropped 53.7% (-$21.1 million) to $18.2 million while other non-operating income declined as a result of lower interest income and loss on disposal of short-term non-equity investment. These led to a lower net profit attributable to equity holders of $104.5 million compared to $146.8 million a year ago.

GROUP FINANCIAL POSITION (as at 31 December 2008)

Total equity of the Group declined 3.1% (-$43.7 million) to $1,344.2 million, compared to $1,387.9 million as at 31 March 2008. This was mainly due to dividend payment of $43.2 million made in November 2008.

Net asset value per share dropped to $1.24, from $1.29 as at 31 March 2008.

Total assets fell 3.0% (-$55.5 million) to $1,794.0 million.

The Group's cash balance as at 31 December 2008 stood at $718.2 million.

Debt equity ratio was 0.16.

GROUP OPERATING PERFORMANCE

In the third quarter of FY2008-09, all operating indices, except flights handled, reflected weaker demand compared to a year ago. However, for the year-to-date, all operating indices, excluding cargo handled, recorded improvements over the corresponding period last year.

	3Q FY2008-09 (Oct - Dec 08)	3Q FY2007-08 (Oct - Dec 07)	% change
Passengers handled ('M)	8.16	8.34	- 2.2
Meals produced ('M)	6.56	6.63	- 1.0
Flights handled ('000)	22.68	21.80	+ 4.0
Cargo/mail processed ('000 tonnes)	358.63	414.00	- 13.4

	9M FY2008-09 (Apr - Dec 08)	9M FY2007-08 (Apr - Dec 07)	% change
Passengers handled ('M)	23.89	23.76	+ 0.5
Meals produced ('M)	19.49	19.20	+ 1.5
Flights handled ('000)	66.95	64.36	+ 4.0
Cargo/mail processed ('000 tonnes)	1,156.61	1,187.92	- 2.6

OUTLOOK

The Singapore and global economies continue to deteriorate with no signs of a recovery in the near future. Airlines are reducing capacity in response to the weaker economic climate. This will result in lesser flights as well as lower cargo throughput and passenger traffic in the coming months. Profit contribution from Associates had been weak for the last few quarters due to revenue pressures.

We expect these trends to continue in the fourth quarter which should be mitigated by ongoing capacity reduction and costs trimming measures.

On 20 January 2009, we successfully sought and received support from our independent shareholders to acquire 69.61% of Singapore Food Industries (SFI) from Ambrosia Investment, a Temasek Holdings' unit. Following this, we will proceed with a mandatory offer for all shares held by SFI's minority shareholders. We expect to complete the acquisition by the end of the fourth quarter. The acquisition of SFI will create immediate scale to our strategy in the Food Services arena.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 3Q and 9M FY2008-09 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	3Q FY2008-09	3Q FY2007-08	9M FY2008-09	9M FY2007-08
Financial Results (S$ million)				
Total revenue	242.4	244.5	735.6	714.4
Total expenditure	199.0	197.5	610.4	573.9
Operating profit	43.4	47.0	125.2	140.5
Share of profits from associated companies	6.2	14.3	18.2	39.3
Other non-operating income / (expenses)	0.8	3.7	(6.5)	10.0
Profit before taxation	50.4	65.0	136.9	189.8
Profit attributable to equity holders	37.6	50.4	104.5	146.8
Per Share Data				
Earnings after tax (cents) - basic [R1]	3.5	4.7	9.7	13.7
- diluted [R2]	3.5	4.6	9.7	13.5
Return on turnover (%)	15.7	20.7	14.3	20.6

Financial Position (S$ million)	As at 31 Dec 2008	As at 31 Mar 2008
Share capital	255.2	250.1
Revenue reserve	1,119.4	1,166.0
Foreign currency translation reserve	(60.6)	(54.2)
Share-based compensation reserve	22.1	16.8
Statutory reserve	6.1	5.9
Fair value reserve	(0.2)	(0.7)
Equity attributable to equity holders	1,342.0	1,383.9
Total assets	1,794.0	1,849.5
Total debt	209.7	208.0
Total debt equity ratio (times) [R3]	0.16	0.15
Net asset value per share ($) [R4]	1.24	1.29

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

5 February 2009

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3Q & 9M FY2008/09 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

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9M Summary

- Revenue rose 3% due to strong 1H operations
  - ❖ 9M : Unit Services +1.7%   Cargo -2.6%   Unit Meals +1.5%
    1H : Unit Services +2.6%   Cargo +3.1%   Unit Meals +3.2%
  - ❖ Contraction in passenger traffic and cargo demand since Sep 09
- Operating Expenses increased from effects of T3 operations, higher wages, raw material costs and utilities
- Cyclical downturn in aviation industry, recessionary conditions and higher costs from the prior capacity build-up in China and India contributed to poorer overseas profits

9M08/09 PATMI at $105M
Generated free cash flow of $116.6m, up 23% from a year ago

sats

3Q Highlights

($M)	3Q08/09	3Q07/08	% Change
Operating Revenue	242.4	244.5	(0.9)
Operating Expenditure	199.0	197.5	0.8
Operating Profit	43.4	47.0	(7.7)
Share of Profits from Associated Companies	6.2	14.3	(56.6)
Other Non-Operating Income / (Expenses)	0.8	3.7	(78.4)
PATMI	37.6	50.4	(25.4)

- Weaker business volumes
- Maiden revenue contribution from SATS HK and CF Macau
- T3 ops, higher staff costs, food costs & utilities
- Lower overseas profits (BGS, AAT, TSAC)
- Decrease in other non-operating income due to lower interest income

3Q08/09 PATMI at $38M

sats

Q-o-Q Highlights

($M)	3Q08/09	2Q08/09	% Change		2Q08/09	1Q08/09	% Change
Operating Revenue	242.4	249.2	(2.7)		249.2	244.0	2.1
Operating Expenditure	199.0	205.6	(3.2)		205.6	205.8	(0.1)
Operating Profit	43.4	43.6	(0.5)		43.6	38.2	14.1
Share of Profits from Associated Companies	6.2	7.7	(19.5)		7.7	4.4	75.0
Other Non-Operating Income / (Expenses)	0.8	(8.8)	nm		(8.8)	1.5	nm
PATMI	37.6	32.4	16.0		32.4	34.5	(6.1)

3Q operating profit maintained -- lower staff costs resulting in lower expenses helped mitigate drop in revenue

nm: not meaningful

sats

Group Financials

($M)	3Q08/09	3Q07/08	% Change		9M08/09	9M07/08	% Change
Operating Revenue	242.4	244.5	(0.9)		735.6	714.4	3.0
Operating Expenditure	199.0	197.5	0.8		610.4	573.9	6.4
Operating Profit	43.4	47.0	(7.7)		125.2	140.5	(10.9)
EBITDA	59.3	61.0	(2.8)		170.3	184.0	(7.4)
Share of Profits from Associated Companies	6.2	14.3	(56.6)		18.2	39.3	(53.7)
Other Non-Operating Income / (Expenses)	0.8	3.7	(78.4)		(6.5)	10.0	nm
PBT	50.4	65.0	(22.5)		136.9	189.8	(27.9)
PATMI	37.6	50.4	(25.4)		104.5	146.8	(28.8)

nm: not meaningful

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Group Margins & Ratios

	3Q08/09 (%)	3Q07/08 (%)	Change (% pts)	9M08/09 (%)	9M07/08 (%)	Change (% pts)
Operating Margin	17.9	19.2	(1.3)	17.0	19.7	(2.6)
EBITDA Margin	24.5	24.9	(0.4)	23.2	25.8	(2.6)
PBT Margin	20.8	26.6	(5.8)	18.6	26.6	(8.0)
Net Margin - SIN only	14.2	16.3	(2.1)	12.6	16.6	(4.0)
Net Margin - Incl Assocs	15.7	20.7	(5.0)	14.3	20.6	(6.3)

	3Q08/09	3Q07/08	% Change	9M08/09	9M07/08	% Change
Earnings Per Share (cents)	3.5	4.7	(25.5)	9.7	13.7	(29.2)
Net Asset Value Per Share ($)	1.24	1.25	(0.8)	-	-	-
Debt Equity Ratio	0.16	0.15	6.7	-	-	-

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7

Group Segmental Revenue

($M)	3Q08/09	3Q07/08	% Change	9M08/09	9M07/08	% Change
Ground Handling	118.9	*118.8	0.1	353.0	*339.2	4.1
Inflight Catering	97.2	*100.6	(3.4)	306.7	*302.1	1.5
Security Services	12.8	12.2	4.9	37.8	34.8	8.6
Others	13.5	12.9	4.7	38.1	38.3	(0.5)
Total	242.4	244.5	(0.9)	735.6	714.4	3.0
Unit Services ('000)	20.6	20.6	-	62.2	61.1	1.8
Cargo/Mail Processed ('000 tonnes)	358.6	414.0	(13.4)	1,156.6	1,187.9	(2.6)
Unit Meals ('M)	5.2	5.3	(1.9)	15.6	15.3	2.0

- Aircraft Interior Cleaning (AIC) was reclassified from Inflight Catering to Ground Handling wef 1 July 2008
- Revenue from Inflight Catering fell in 3Q due to lower biz volume
- Revenue from Others increased in 3Q due to inclusion of CF Macau

Stronger 1H helped mitigate weaker 3Q operations

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8

Revenue Contribution - 9M08/09



Security Services
(4.9%)
Others
(5.3%)
41.7%
48.0 %
Inflight Catering
(42.3%)
Ground Handling
(47.5%)

Ground Handling revenue contribution rose due to higher revenue

Figures in ( ) refer to composition for 9M07/08, reflecting the reclassification of AIC

sats

Group Expenditure

($M)	3Q08/09	3Q07/08	% Change	9M08/09	9M07/08	% Change
Staff Costs	105.0	108.0	(2.8)	328.3	311.4	5.4
Cost of Raw Materials	24.1	22.5	7.1	70.2	64.1	9.5
Licensing Fees	15.4	15.7	(1.9)	46.8	46.0	1.7
Depreciation Charges	14.2	14.8	(4.1)	43.7	44.5	(1.8)
Company Accommodation & Utilities	20.0	16.9	18.3	56.1	49.5	13.3
Other Costs	20.3	19.6	3.6	65.3	58.4	11.8
Total	199.0	197.5	0.8	610.4	573.9	6.4

- Increase in 3Q food costs due to inclusion of CF Macau which became a subsidiary of SATS in Sep 08 and higher biz volume from CF

Higher costs attributable to higher food costs, utilities charges and counter rentals

sats

Associates' Contribution - EBITDA & PBT

($M)	9M08/09	9M07/08	% Change
EBITDA Contribution	42.2	64.0	(34.1)
Inflight Catering	10.2	14.0	(27.1)
Ground Handling	32.0	50.0	(36.0)
PBT Contribution	18.2	39.3	(53.7)
Inflight Catering	6.5	11.1	(41.4)
Ground Handling	11.7	28.2	(58.5)
Assocs' Contribution to Group PBT	13.3%	20.7%	
PBT Contribution excl VAT	21.9	39.3	(44.3)
Assocs' Contribution to Group PBT excl VAT	15.6%	20.7%	

- Weaker contributions from JVs in China and India due to deteriorating market conditions, higher costs from new capacity build-up and higher food costs
- One-off $3.7M VAT liability provision for prior years taken in 1Q08/09

sats

Associates' Contribution - Change in PBT

9M08/09		Δ($M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	0.4
MCS	Macau, China	(0.4)
MEC	Philippines	(0.1)
MIC	Maldives	(0.1)
TMIK	Chennai, India	(0.5)
TSAC	India	(3.9)
	SUB-TOTAL	(4.6)
GROUND HANDLING JVs		
AAT	HK SAR, China	(5.0)
BGS	Beijing, China	(8.8)
EGAC	Taipei, ROC	(0.9)
EGAS	Taipei, ROC	0.1
JAS	Indonesia	(1.8)
TCS	HCM, Vietnam	(0.1)
	SUB-TOTAL	(16.5)

BAIK : Higher other revenue and business volumes during Beijing Olympics

TSAC : Higher food costs and additional overheads from 2 new kitchens in Goa and Bangalore

AAT : Lower cargo demand

BGS : Pre-tax loss due to lower business volumes, higher costs from T3 ops and Beijing Olympics

sats

Group Balance Sheet

($M)	As at 31 Dec 08	As at 31 Mar 08
Total Equity	1,344.2	1,387.9
Long-Term Loans	8.7	207.2
Other Long-Term Liabilities	67.3	70.7
Current Liabilities	373.8	183.7
Total Equity & Liabilities	1,794.0	1,849.5
Fixed Assets	535.9	564.8
Associated Companies	324.9	333.3
Other Non-Current Assets	36.3	24.8
Current Assets		
Cash & Cash Equivalents	718.2	744.7
Debtors & Other Current Assets	178.7	181.9
Total Assets	1,794.0	1,849.5

- Fall in total equity -- interim dividend payment
- Decline in long-term loans -- reclassification of MTN (due in Sep 09) to current liabilities
- Cash & Cash Equivalents included $144M deposits placed with SIA

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13

Group Cash Flow

($M)	9M08/09	9M07/08	Change
Cash & Cash Equivalents at beginning of period	700.3	577.5	122.8
- Net Cash from Operating Activities	134.6	103.5	31.1
- Net Cash provided by Investing Activities	11.2	35.8	(24.6)
- Net Cash used in Financing Activities	(148.5)	(110.1)	(38.4)
Net increase in Cash & Cash Equivalents	(2.7)	29.2	(31.9)
Exchange Rate Changes	0.1	(0.3)	0.4
Cash & Cash Equivalents at end of period	697.7	606.4	91.3

Strong cash balance of $718.2M as at 31 December 2008
(cash & cash equivalents of $697.7M + short-term non-equity investments of $20.5M)

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14

Group Costs & Productivity Ratios

	3Q08/09	3Q07/08	% Change	9M08/09	9M07/08	% Change
Staff Costs as % Total Costs	52.8	54.7	(1.9) pts	53.8	54.3	(0.5) pts
VA per $ Employee Cost	1.63	1.75	(6.9)	1.56	1.77	(11.9)

Contracts - New & Renewals in 3Q

- China Southern - catering, ground and cargo handling
- Lion Air - ground and cargo handling
- Cardig Air - ground and cargo handling
- Best Air - catering, ground and cargo handling

Corporate Developments

- Acquisition of SFI — Singapore Food Industries
  - Announced on 2 Dec 08 the proposed acquisition of 69.61% stake in SFI for $334.5M
  - Successfully received approval from SATS' minority shareholders on 20 Jan 09 to proceed with the acquisition as well as the mandatory unconditional cash offer for all the remaining SFI shares
  - Offer document will be despatched early next week
- Acquisition of Menzies Aviation (Hong Kong)
  - Completed acquisition in Nov 08
  - Company renamed as SATS (Hong Kong)

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17

Outlook

The Singapore and global economies continue to deteriorate with no signs of a recovery in the near future. Airlines are reducing capacity in response to the weaker economic climate. This will result in lesser flights as well as lower cargo throughput and passenger traffic in the coming months. Profit contribution from Associates had been weak for the last few quarters due to revenue pressures.

We expect these trends to continue in the fourth quarter which should be mitigated by ongoing capacity reduction and costs trimming measures.

On 20 January 2009, we successfully sought and received support from our independent shareholders to acquire 69.61% of Singapore Food Industries (SFI) from Ambrosia Investment, a Temasek Holdings' unit. Following this, we will proceed with a mandatory offer for all shares held by SFI's minority shareholders. We expect to complete the acquisition by the end of the fourth quarter. The acquisition of SFI will create immediate scale to our strategy in the Food Services arena.

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18

In Summary...

- Industry weakness remains in 4Q
- Overseas contribution remains under pressure from declining revenues
- Well-positioned to weather extreme challenges ahead. Continue to keep tabs on our costs and seize initiatives to strengthen our fundamentals
- Consolidation of SFI from 4Q
- Focus on taking SFI private and integrating operations of both SATS and SFI to achieve the articulated cost and revenue synergies

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19

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Q&A

U-S

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	23-Jan-2009 18:40:07
Announcement No.	00175

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SATS Releases 3QFY2008/09 Results on 5 February 2009

Description

Singapore, 23 January 2009 - Singapore Airport Terminal Services Limited (SATS) wishes to announce that it will release its financial results for the third quarter ended 31 December 2008 on Thursday, 5 February 2009 after trading hours.

The financial results will be made available on SATS' website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html

Investor & Media Contact:
Sandy Leng
Manager Investor Relations, SATS
Tel : (65) 6541 8200
Fax : (65) 6541 8204
Email : sandy_leng @singaporeair.com.sg

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Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	20-Jan-2009 12:47:29
Announcement No.	00044

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Date of Lifting of Trading Halt *	20-01-2009
Time of Lifting of Trading Halt *	1400 hours

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Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	20-Jan-2009 12:28:22
Announcement No.	00032

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Announcement Title *	SATS Announces Results of EGM and Completion of the Acquisition
Description	
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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

COMPLETION OF THE ACQUISITION OF 359,731,154 SHARES IN THE CAPITAL OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

1.1 Acquisition. The Board of Directors (the "**Board**") of Singapore Airport Terminal Services Limited (the "**Company**") refers to the announcement (the "**Acquisition Announcement**") made by the Company on 2 December 2008 (the "**Acquisition Announcement Date**") that the Company and Ambrosia Investment Pte. Ltd. (the "**Seller**") have, on the Acquisition Announcement Date, entered into a conditional sale and purchase agreement relating to the sale and purchase of 359,731,154 ordinary shares (the "**Sale Shares**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing approximately 69.61 per cent. of all the issued shares[1] (the "**SFI Shares**") in the capital of SFI (the "**Acquisition**"), for a cash consideration of S$0.93 per Sale Share.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Acquisition Announcement.

1.2 **Condition Precedent satisfied.** The Board wishes to announce that the shareholders of the Company have approved the Acquisition, the Offer and the Options Proposal at the extraordinary general meeting of the Company convened and held today. Accordingly, the condition precedent to the Acquisition (the "**Condition Precedent**") has been satisfied.

1.3 **Completion occurred.** The Board wishes to further announce that upon satisfaction of the Condition Precedent, the Company has today completed the purchase from the Seller of the Sale Shares.

Following the Acquisition, the Company now holds 359,731,154 SFI Shares, representing approximately 69.61 per cent. of all the SFI Shares.

2. THE OFFER

2.1 **Offer Announcement.** Following the satisfaction of the Condition Precedent and on Completion, the Company is required, in accordance with Rule 14 of the Singapore Code on Take-overs and Mergers (the "**Code**"), to make a mandatory unconditional cash offer (the "**Offer**") for all the SFI Shares, other than those already owned, controlled or agreed to be acquired by the Company. Accordingly, Merrill Lynch (Singapore) Pte. Ltd., for and on behalf of the Company, will immediately announce a firm intention on the part of the Company to make the Offer in accordance with Section 139 of the Securities and Futures Act, Chapter 289 of Singapore and the Code (the "**Offer Announcement**").

A copy of the Offer Announcement will be available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

---

1 In this Announcement, for the purpose of computation, the number of SFI Shares is 516,794,500 as at 19 January 2009 as provided by SFI to the Company.

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary
20 January 2009
Singapore

Any inquiries relating to this Announcement or the Transactions should be directed to:

Merrill Lynch (Singapore) Pte. Ltd.

Keith Magnus Managing Director and Head of Singapore and Malaysia Investment Banking Division		**Harmeet Singh Bedi** Director and Co-Head South East Asia Corporate Finance	
Tel:	(65) 6330 7167	**Tel:**	(65) 6330 7085
Fax:	(65) 6330 7130		
Address:	1 Temasek Avenue #28-01 Millenia Tower Singapore 039192		

The directors of the Company (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from SFI, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

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Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	20-Jan-2009 12:16:44
Announcement No.	00029

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Announcement Title *	Press Release – SATS Shareholders Approve Acquisition of SFI
Description	
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Media release 20 January 2009

SATS SHAREHOLDERS APPROVE ACQUISITION OF SFI

Singapore, 20 January 2009 – The independent shareholders of Singapore Airport Terminal Services Limited ("SATS") have approved the acquisition of Singapore Food Industries Limited ("SFI") at an extraordinary general meeting held today.

Following approval from shareholders, SATS has completed the acquisition of an approximately 69.61%[1] stake in SFI at S$0.93 per SFI share amounting to an aggregate consideration of S$334.5 million, from Ambrosia Investment Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited. This acquisition (the "Acquisition") was previously announced on 2 December 2008.

SATS will now proceed with a mandatory unconditional cash offer (the "Offer") for all the remaining ordinary issued shares in the capital of SFI (other than those already owned, controlled or agreed to be acquired by SATS) at the same price of S$0.93 per SFI share. The maximum aggregate cash consideration payable under the Offer amounts to approximately S$174.6 million. The maximum aggregate consideration for the Acquisition and the Offer, if acceptances for 100% of the maximum potential issued shares in SFI are received, amounts to approximately S$509.1 million.

"We are pleased with the outcome and thank our shareholders for their support. The Company will now move speedily ahead with its strategy to become a Singapore-based, major diversified player in the food industry," said Mr Edmund Cheng, Chairman of SATS.

A document outlining the details of the Offer will be despatched to shareholders of SFI in early February 2009.

Merrill Lynch (Singapore) Pte. Ltd. is the exclusive financial advisor to SATS in relation to the transactions.

---

[1] For the purpose of computation, the number of ordinary issued shares in the capital of SFI as at 19 January 2009 is 516,794,500, as provided by SFI to SATS.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)

Email: sandy_leng@singaporeair.com.sg

Terence Foo (Mr) / Ang Shih-Huei (Ms)
Gavin Anderson & Company
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9878 8787 / (65) 9189 1039
(after office hours)
Email: tfoo@gavinanderson.com.sg / sang@gavinanderson.com.sg

Shareholders are advised to read all documents relating to the Acquisition that are filed with the SGX-ST when they become available. Copies of the documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

The directors of SATS (including any who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from SFI, the sole responsibility of the directors of SATS has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected and reproduced in this Press Release.

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	19-Jan-2009 18:23:06
Announcement No.	00104

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Date of Trading Halt *	20-01-2009
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending announcement.

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Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	15-Jan-2009 19:16:29
Announcement No.	00115

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Announcement Title *	Announcement By SATS Regarding Responses To Queries Raised Through Dedicated Website And Weekend Opening Hours of Share Registrar
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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

PROPOSED ACQUISITION OF ALL THE SHARES IN THE CAPITAL OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

1.1 **Acquisition.** The Board of Directors (the "**Board**") of Singapore Airport Terminal Services Limited (the "**Company**") refers to the announcement (the "**Acquisition Announcement**") made by the Company on 2 December 2008 (the "**Acquisition Announcement Date**") that the Company and Ambrosia Investment Pte. Ltd. have, on the Acquisition Announcement Date, entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") relating to the sale and purchase of 359,731,154 ordinary shares (the "**SFI Shares**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing approximately 69.62 per cent. of all the issued shares[1] in the capital of SFI (the "**Acquisition**"), for a cash consideration of S$0.93 per SFI Share.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Acquisition Announcement.

1.2 **Condition Precedent.** Completion of the Acquisition will occur upon the Acquisition, the Offer and the Options Proposal (collectively, the "**Transactions**") being approved by the shareholders of the Company ("**Shareholders**") at a general meeting (the "**EGM**") to be convened for that purpose by the Company.

1.3 **Despatch of Circular and Notice of EGM.** Further to the Acquisition Announcement, the Company also made an announcement on 5 January 2009 that the Company had despatched a Circular to Shareholders (the "**Circular**"), setting out relevant information in relation to the Transactions, together with the notice of the EGM to be convened for the purpose of obtaining Shareholder's approval for the Transactions.

All proxy forms must be deposited at the office of the Company's Share Registrar, M&C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office Singapore 068906, not less than 48 hours before the time appointed for the EGM.

In particular, please note that the proxy forms may be deposited on:

17 January 2009, Saturday - at any time from 8.30 a.m. to 5.30 p.m.

18 January 2009, Sunday - at any time from 8.30 a.m. to 9.30 a.m.

A soft copy of the Circular is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

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1 In this Announcement, for the purpose of computation, the number of SFI Shares is 516,734,500 as at 29 December 2008, as provided by SFI to the Company.

2. THE COMPANY'S RESPONSES TO QUERIES RAISED THROUGH THE DEDICATED WEBSITE

2.1 Announcement. The Board wishes to announce that the Company has today posted responses to queries raised through the dedicated website that has been specifically set up by the Company to provide information in relation to the Transactions to Shareholders.

Shareholders may access such responses at the following link: http://sats1.listedcompany.com/qa.html.

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary
15 January 2009
Singapore

Any inquiries relating to this Announcement or the Transactions should be directed to:

Merrill Lynch (Singapore) Pte. Ltd.

Keith Magnus
Managing Director and Head of Singapore and Malaysia Investment Banking Division

Tel: (65) 6330 7167
Fax: (65) 6330 7130

Harmeet Singh Bedi
Director and Co-Head South East Asia Corporate Finance

Tel: (65) 6330 7085

Address: 1 Temasek Avenue #28-01 Millenia Tower Singapore 039192

The directors of the Company (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from SFI, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Jan-2009 07:08:33
Announcement No.	00003

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The details of the announcement start here ...

Announcement Title *	Operating Data for December 2008
Description	
Attachments	SATS-OperatingData-Dec2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for December 2008, Third Quarter and Year-To-Date (9 Months) of FY2008-09:

	December 2008	December 2007	% change
Unit Services Handled ('000)	6.95	7.04	- 1.2
Flights Handled ('000)	7.75	7.41	+ 4.6
Cargo/Mail Processed ('000 tonnes)	110.16	137.18	- 19.7
Passengers Handled ('M)	2.90	2.97	- 2.6
Unit Meals Produced ('M)	1.78	1.83	- 3.0
Gross Meals Produced ('M)	2.30	2.33	- 1.3

	Third Quarter FY2008-09 (Oct – Dec 08)	Third Quarter FY2007-08 (Oct – Dec 07)	% change
Unit Services Handled ('000)	20.63	20.62	-
Flights Handled ('000)	22.68	21.80	+ 4.0
Cargo/Mail Processed ('000 tonnes)	358.63	414.00	- 13.4
Passengers Handled ('M)	8.16	8.34	- 2.2
Unit Meals Produced ('M)	5.20	5.30	- 1.9
Gross Meals Produced ('M)	6.56	6.63	- 1.0

	9M FY2008-09 (Apr – Dec 08)	9M FY2007-08 (Apr – Dec 07)	% change
Unit Services Handled ('000)	62.17	61.10	+ 1.7
Flights Handled ('000)	66.95	64.36	+ 4.0
Cargo/Mail Processed ('000 tonnes)	1,156.61	1,187.92	- 2.6
Passengers Handled ('M)	23.89	23.76	+ 0.5
Unit Meals Produced ('M)	15.55	15.33	+ 1.5
Gross Meals Produced ('M)	19.49	19.20	+ 1.5

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In December 2008, all operating indices except Flights Handled reflected weaker demand compared to a year ago due to the current global economic slowdown. The third quarter of FY2008-09 exhibited similar trends except for Unit Services Handled which was flat.

However, for the year-to-date, all operating indices excluding Cargo Handled registered improvements over the corresponding period last year. This was because operations saw a stronger first half in FY2008-09.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204